Mail Stop 6010   July 24, 2008

Jack B. Lay
Senior Executive Vice President and Chief Financial Officer
Reinsurance Group of America, Incorporated
1370 Timberlake Manor Parkway
Chesterfield, Missouri 63017-6039

Re: Reinsurance Group of America, Incorporated
Amendment No. 1 to Registration Statement on
Form S-4, filed July 10, 2008 (File No. 333-151390)

Dear Mr. Lay:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The RGA Special Meeting, page Proxy-48

Recommendation of the RGA Board of Directors and the RGA Special Committee, page Proxy-51

1. We note that the RGA special committee unanimously approved the recapitalization proposal, governance proposal and Section 382 shareholder rights plan proposal. We also note that you do not disclose whether the RGA board approvals were also unanimous. Please revise your disclosure throughout the proxy statement/prospectus to address whether the RGA board approvals were unanimous. If the board approvals were not unanimous, please revise the proxy statement and exchange offer prospectuses to identify any dissenting directors and discuss their reasons for not approving any of these proposals.

Item 21. Exhibits and Financial Statement Schedules, page II-2

2. We note your response to our prior comment 59 and reissue that comment. It appears that you are relying on the IRS rulings to support the disclosure about the tax consequences of the recapitalization starting on page Proxy-68. If you are relying on the IRS rulings to support that disclosure, please file the IRS rulings as exhibits to the registration statement. Otherwise, please revise the disclosure to clarify that you are relying on the opinion of counsel to support the disclosure about the tax consequences of the recapitalization, identify the name of counsel, clearly disclose counsel's opinion regarding the tax effects of the recapitalization to shareholders of the registrant, and file the opinion of counsel as an exhibit to the registration statement.

Exchange Offer Prospectus - General

3. We are continuing to review the response provided in reply to prior comment number 43. No determination has been made as to whether or not additional information will be required for further analysis of this response.

4. We have reviewed the response provided in reply to prior comment number 44. Please explain to us, with a view toward revised disclosure, why Metlife's intended use of a pricing mechanism that includes a two day pricing period is "substantially similar" to pricing mechanisms used in other exchange offers. In addition, please provide us with a brief itemization of the reasons why the proposed pricing mechanism is substantially similar to pricing mechanisms used in other exchange offer contexts. For example, please compare the amount of time between determination of the final exchange ratio and offer expiration in the proposed transaction with the corresponding timeframe in the cited transactions.

Conditions for Completing the Exchange Offer, page Offer-59

5. Without concurring with the response provided in reply to prior comment number 52, no further comment will be raised at this time so long as acceptance of the tendered shares does not occur beyond one business day following the date of offer expiration. Please confirm that the parties participating in this transaction understand that cross or other conditions which operate independently from the receipt of government approvals yet survive offer expiration should not be used in future tender offer filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 5 – Fair Value Disclosures, page 8

6. We have read your response to comment 61. Although your proposed disclosure indicates that management has ultimate responsibility for all fair values presented in the financial statements your disclosure still appears to indicate that you are placing reliance on third parties. If this is not the case, please revise your disclosure to clarify and expand your disclosure to discuss in more detail how management determines the fair value. Please note that if you do not remove the reference to the use of third parties in the Form10-Q incorporated by reference then you must disclose the names of the third parties and include their consents in the registration statement.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: R. Randall Wang
       James R. Levey
       Bryan Cave LLP
       One Metropolitan Square
       211 North Broadway, Suite 3600
       St. Louis, Missouri 63102